SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               SBS Broadcasting SA
                                (Name of Issuer)

                    Common Shares, par value Euro 2.00 per share
                         (Title of Class of Securities)

                                    L8137 F102
                                  (CUSIP Number)

                                 August 26, 2005
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)



                               (Page 1 of 9 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L8137 F102                 13G                    Page 2 of 9 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                            Centaurus Capital LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                            -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                            1,696,018
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                            1,696,018
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            1,696,018
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                            5.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                            PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. L8137 F102                13G                    Page 3 of 9 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                            Centaurus Capital Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                            -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                            1,696,018
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                            1,696,018
-----------------------------------------------------------------------------

     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            1,696,018
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                            5.2%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                            OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. L8137 F102                 13G                   Page 4 of 9 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is SBS Broadcasting SA (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 8-10 rue Mathias Hardt, L-1717 Luxembourg.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Centaurus Capital LP, a United Kingdom limited partnership ("Centaurus"), which services as investment manager to Centaurus Alpha Master Fund Limited ("CAM") and certain managed accounts, with respect to the shares of Common Stock directly owned by CAM and the managed accounts; and

         (ii) Centaurus Capital Limited, a corporation organized under the laws of the United Kingdom ("CCL"), which serves as the general partner to Centaurus, with respect to the shares of Common Stock directly owned by CAM and the managed accounts.

     Centaurus and CCL are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 33 Cavendish Square, London, W1G 0PW, England.

Item 2(c).     Citizenship:

     Centaurus is a limited partnership organized under the laws of the United Kingdom. CCL is a corporation organized under the laws of the United Kingdom.

Item 2(d).     Title of Class of Securities:

     Common shares, par value Euro 2.00 per share (the "Common Stock")

Item 2(e).  CUSIP Number:

     L8137 F102

CUSIP No. L8137 F102                13G                   Page 5 of 9 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

      (a)    [ ] Broker or dealer registered under Section 15 of the Act,

      (b)    [ ] Bank as defined in Section 3(a)(6) of the Act,

      (c)    [ ] Insurance Company as defined in Section 3(a)(19) of the
                 Act,

      (d)    [ ] Investment Company registered under Section 8 of the
                 Investment Company Act of 1940,

      (e)    [ ] Investment Adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E),

      (f)    [ ] Employee Benefit Plan or Endowment Fund in accordance
                 with 13d-1(b)(1)(ii)(F),

      (g)    [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

      (h)    [ ] Savings Association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act,

      (i)    [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

      (j)    [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. L8137 F102                  13G                  Page 6 of 9 Pages

Item 4.   Ownership.

     A. Centaurus Capital LP.
        (a) Amount beneficially owned: 1,696,018
        (b) Percent of class: 5.2%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 32,660,396 shares of Common Stock outstanding on May 5, 2005 as reflected in the Company's Form 6K filed on May 23, 2005.
        (c) Number of shares as to which such person has:
            (i) Sole power to vote or direct the vote: -0-
           (ii) Shared power to vote or direct the vote: 1,696,018
          (iii) Sole power to dispose or direct the disposition: -0-
           (iv) Shared power to dispose or direct the disposition: 1,696,018

     B. Centaurus Capital Limited
        (a) Amount beneficially owned: 1,696,018
        (b) Percent of class: 5.2%
        (c) Number of shares as to which such person has:
            (i) Sole power to vote or direct the vote: -0-
           (ii) Shared power to vote or direct the vote: 1,696,018
          (iii) Sole power to dispose or direct the disposition: -0-
           (iv) Shared power to dispose or direct the disposition:
                1,696,018

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     CCL, the general partner of Centaurus, has the power to direct the affairs of Centaurus, including decisions with respect to the disposition of the proceeds from the sale of the Common Stock. As the general partner of Centaurus, CCL directs its operations. Each of the clients of Centaurus has the power to direct the receipt of dividends from and the proceeds of sale of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. L8137 F102                   13G                  Page 7 of 9 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. L8137 F102                  13G                   Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:
September 6, 2005

                                    /s/ PAUL LEARY
                                    ----------------------------------
                                    Paul Leary, as director of Centaurus
                                    Capital Limited, for itself and as the
                                    general partner of Centaurus Capital LP

CUSIP No. L8137 F102                  13G                   Page 9 of 9 Pages



               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)


          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of September 6, 2005

                                    /s/ PAUL LEARY
                                    ----------------------------------
                                    Paul Leary, as director of Centaurus
                                    Capital Limited, for itself and as the
                                    general partner of Centaurus Capital LP